Exhibit 21.1*
Subsidiaries of Silicon Graphics International Corp.

Silicon Graphics World Trade BV
Rackable Systems Holding Corp. (Delaware)
Silicon Graphics Federal, LLC.
SGI Japan, Ltd.
Mineset, Inc.
Terrascale Technologies ULC

*Subsidiaries listed are “Significant Subsidiaries” of Silicon Graphics International Corp. as determined in accordance with Item 601 of Regulation S-K and Rule 1-02(w) of Regulation S-X.